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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50561

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/09___ AND ENDING ___12/31/09___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CAPITAL ONE SOUTHCOAST, INC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

___909 POYDRAS ST., SUITE 1000___
(No. and Street)

___NEW ORLEANS___   ___LA___   ___70112___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___GABRIELLE BAILLEUX___   ___(504) 533-7377___
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___KEITER, STEPHENS, HURST, GARY & SHREAVES___
(Name – if individual, state last, first, middle name)

___4401 DOMINION BLVD, SUITE 200___   ___GLEN ALLEN___   ___VA___   ___23060___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Mail Processing
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**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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SEC 1410 (06-02)

FEB 25 2010

Washington, DC
105

OATH OR AFFIRMATION

I, _Richard L. Albrecht, Jr._ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Capital One Southcoast, Inc_ , as of _December 31_ , 20 _09_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

JOHN A. MARZULLO
NOTARY PUBLIC
STATE OF LOUISIANA, PARISH OF ORLEANS
MY COMMISSION IS ISSUED FOR LIFE.
NOTARIAL # 66371

President & CEO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



KEITER STEPHENS

Business Assurance & Advisory Services

CAPITAL ONE SOUTHCOAST, INC.

(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Financial Statements

December 31, 2009 and 2008

SEC ID 8-50561

Filed pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT

4401 Dominion Boulevard, 2nd Floor ♦ Glen Allen, Virginia 23060
210 Ridge-McIntire Road, Suite 500 ♦ Charlottesville, Virginia 23903
kshgs.com

CAPITAL ONE SOUTHCOAST, INC
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Table of Contents

	Page
Independent Accountants' Report	1
Financial Statements:	
Statements of Financial Condition	2
Statements of Income	3
Statements of Changes in Subordinated Borrowings	4
Statements of Changes in Stockholder's Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7
Supplemental Information:	
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934	17
Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934	18
Independent Accountants' Report on Internal Control Required by SEC Rule 17a-5(g)(1) of the Securities Exchange Act of 1934 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	19



KEITER, STEPHENS, HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT

The Stockholder and Board of Directors
Capital One Southcoast, Inc
New Orleans, Louisiana

We have audited the accompanying statements of financial condition of Capital One Southcoast, Inc (the "Company") as of December 31, 2009 and 2008, and the related statements of income, changes in subordinated borrowings, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital One Southcoast, Inc as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 17-18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Keiter, Stephens, Hurst, Gary & Shreaves

February 17, 2010
Glen Allen, Virginia

4401 Dominion Boulevard, Suite 300
Glen Allen, Virginia 23060
804.747.0000, FAX 804.747.3632

Mailing Address: P.O. Box 32066
Richmond, Virginia 23294-2066
www.kshgs.com

210 Ridge-McIntire Road, Suite 500
Charlottesville, Virginia 22903
434.220.2800, FAX 434.220.2802

CAPITAL ONE SOUTHCOAST, INC
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Statements of Financial Condition
December 31, 2009 and 2008

Assets	2009	2008
Cash on deposit with affiliated company	$ 1,769,682	$ 363,577
Investment in money market mutual fund	11,012,402	8,045,237
Other securities owned	-	150,000
Commissions receivable from clearing broker	39,739	112,533
Other receivables from brokers	2,451,290	14,375
Deposit with clearing broker	250,000	250,000
Furniture and equipment, net	109,407	167,297
Goodwill	3,493,211	3,493,211
State income taxes receivable	184,641	146,607
Due from affiliates	665,960	-
Deferred tax asset	18,608	14,322
Other assets	-	7,971
Total assets	**$ 19,994,940**	**$ 12,765,130**

Liabilities and stockholder's equity		
Liabilities:		
Commissions payable to brokers and dealers	$ 3,226,770	$ 954,387
Accrued expenses	190,314	246,948
Due to affiliates	2,587,789	677,683
Other liabilities	-	9,439
Total liabilities	**6,004,873**	**1,888,457**
Stockholder's equity:		
Common stock, no par value - 100,000 shares authorized, one share issued and outstanding	10,000	10,000
Additional paid-in capital	8,431,477	8,431,477
Retained earnings	5,548,590	2,435,196
Total stockholder's equity	**13,990,067**	**10,876,673**
Total liabilities and stockholder's equity	**$ 19,994,940**	**$ 12,765,130**

See accompanying notes to financial statements.

CAPITAL ONE SOUTHCOAST, INC
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Statements of Income
Years Ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Commissions	$ 12,455,183	$ 14,091,640
Investment banking	7,452,352	2,462,853
Merger and acquisition advisory fees	1,394,387	-
Interest	38,374	192,809
Securities gains (losses), net	(38,351)	(93,156)
Total revenues	21,301,945	16,654,146
Expenses:		
Salaries, compensation and benefits	11,535,495	10,977,274
Commissions paid to clearing	730,505	868,349
Intercompany management fee	1,605,000	1,954,000
Occupancy and equipment	405,166	431,128
Other operating	1,760,541	1,997,318
Total expenses	16,036,707	16,228,069
Income before income taxes	5,265,238	426,077
Income tax expense	2,151,844	209,755
Net income	$ 3,113,394	$ 216,322

See accompanying notes to financial statements.

CAPITAL ONE SOUTHCOAST, INC
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Statements of Changes in Subordinated Borrowings
Years Ended December 31, 2009 and 2008

	2009	2008
Subordinated borrowings at January 1	$ -	$ -
Increases		
Draws on lines of credit with Capital One, N.A.	-	-
Decreases		
Payments on lines of credit with Capital One, N.A.	-	-
Subordinated borrowings at December 31	$ -	$ -

See accompanying notes to financial statements.

CAPITAL ONE SOUTHCOAST, INC
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Statements of Changes in Stockholder's Equity
Years Ended December 31, 2009 and 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at December 31, 2007	$ 10,000	$ 8,431,477	$ 2,218,874	$ 10,660,351
Net income	-	-	216,322	216,322
Balances at December 31, 2008	$ 10,000	$ 8,431,477	$ 2,435,196	$ 10,876,673
Net income	-	-	3,113,394	3,113,394
Balances at December 31, 2009	$ 10,000	$ 8,431,477	$ 5,548,590	$ 13,990,067

See accompanying notes to financial statements.

CAPITAL ONE SOUTHCOAST, INC.
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Statements of Cash Flows
Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net income	$ 3,113,394	$ 216,322
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation expense	41,473	47,613
Loss on sale / disposal of fixed assets	16,417	-
Deferred income taxes	(4,286)	37,022
Changes in operating assets and liabilities:		
Investment in money market mutual fund	(2,967,165)	(312,129)
Commissions receivable from clearing broker	72,794	(26,234)
Other receivables from brokers	(2,436,915)	820,708
State income taxes receivable	(38,034)	(146,607)
Due from affiliates	(665,960)	357,500
Other assets	7,971	1,558
Commissions payable to brokers and dealers	2,272,383	(809,499)
Accrued expenses	(56,634)	94,858
Due to affiliates	1,910,106	(655,029)
Other liabilities	(9,439)	(13,577)
Net cash provided by (used in) operating activities	1,256,105	(387,494)
Cash flows from investing activities:		
Proceeds from sale of securities	150,000	-
Net increase (decrease) in cash	1,406,105	(387,494)
Cash on deposit with affiliated company, beginning of year	363,577	751,071
Cash on deposit with affiliated company, end of year	$ 1,769,682	$ 363,577
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	$ -	$ 178,000

See accompanying notes to financial statements.

1. Organization and Significant Accounting Policies:

Organization:

Capital One Southcoast, Inc (formerly Hibernia Southcoast Capital, Inc.) (the Company) is a wholly owned subsidiary of Capital One Financial Corporation (Capital One). The Company is a full-service investment banking firm providing equity research and institutional sales and trading services in both fixed income and equity securities to large, institutional accounts primarily in North America. The Company also provides corporate finance services primarily to middle-market companies in the Gulf South. Investment banking services are occasionally provided to companies outside of the United States. The Company is registered with the Securities and Exchange Commission as a broker dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Presentation:

During June 2009, the Financial Accounting Standards Board ("FASB") issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162 ("ASC 105-10-65/SFAS 168"). This standard establishes the Accounting Standards Codification for the FASB ("Codification" or "ASC") as the single source of authoritative U.S. GAAP. The Codification does not change GAAP, but rather how the guidance is organized and presented to users. Effective July 1, 2009, changes to the source of authoritative U.S. GAAP are communicated through an Accounting Standards Update ("ASU"). ASUs will be published for all authoritative U.S. GAAP promulgated by the FASB, regardless of the form in which such guidance may have been issued prior to release of the FASB Codification (e.g., FASB Statements, EITF Abstracts, FASB Staff Positions, etc.). ASUs also will be issued for amendments to the SEC content in the FASB Codification as well as for editorial changes. Subsequently, the Codification will require companies to change how they reference GAAP throughout the financial statements. The Company has adopted the Codification and has provided the pre-Codification references along with the related ASC references to allow readers an opportunity to see the impact of the Codification on our financial statements and disclosures.

1. **Organization and Significant Accounting Policies, Continued:**

   Cash and Cash Equivalents:

   The Company considers all highly liquid investments with a stated maturity of three months or less when purchased to be cash equivalents. The Company does not consider its investment in money market mutual funds to be cash equivalents in the statement of cash flows based on regulatory guidelines.

   Investment in Money Market Mutual Fund:

   Investment in the money market mutual fund, securities owned and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income. The market value is based on quoted prices received from various pricing services.

   Furniture and Equipment:

   Furniture and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method at rates calculated to allocate the cost of the applicable assets over their estimated useful lives.

   Goodwill:

   Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets* ("ASC 350-10/SFAS 142"), the Company evaluates the impairment of goodwill annually. Impairment losses are recognized in the period of determination. The Company completed its evaluations in 2009 and 2008 and did not record an impairment charge based on the results.

   Commissions:

   Commission income and expense are recorded on a settlement date basis, which approximates a trade date basis.

   Investment Banking Income:

   Investment banking income is recorded when earned and includes income from private placements and public offerings.

1.   **Organization and Significant Accounting Policies, Continued:**

Income Taxes:

The Company is included in Capital One's consolidated federal income tax return, but files a separate state income tax return. Capital One allocates federal income tax expense to the Company using a separate return basis. The Company is reimbursed by Capital One for federal income tax losses. Amounts owed to / due from Capital One for income taxes are reported as a component of due from affiliates in the statements of financial condition.

Temporary differences occur between financial reporting and tax bases of assets and liabilities. Deferred income taxes are recorded to reflect these differences based on enacted tax rates and laws that will be in effect when the differences are expected to reverse.

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("ASC 740-10/FIN 48"), an interpretation of FASB Statement No. 109 ("ASC 740-10/SFAS 109"). This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and details how companies should recognize, measure, present and disclose uncertain tax positions that have been or are expected to be taken. As such, financial statements will reflect expected future tax consequences of uncertain tax positions presuming the taxing authorities' full knowledge of the position and all relevant facts. The Company has adopted the provisions of ASC 740-10/FIN 48 effective January 1, 2008. The adoption of ASC 740-10/FIN 48 did not have a material impact on the Company's financial condition or results of operations.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Subsequent Events:

Management has evaluated subsequent events through February 17, 2010 and has determined there are no subsequent events to be reported in the accompanying financial statements.

CAPITAL ONE SOUTHCOAST, INC
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Notes to Financial Statements, Continued

2. Fair Value of Financial Instruments:

Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements ("ASC 820-10/SFAS 157"), which defines fair value and establishes a framework for measuring fair value. The initial adoption of ASC 820-10/SFAS 157 did not have a material impact on the change in net assets and financial position of the Company. There are no material assets or liabilities recognized or disclosed at fair value for which the Company has not applied the provisions of ASC 820-10/SFAS 157.

ASC 820-10/SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820-10/SFAS 157 requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820-10/SFAS 157 also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of three levels. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt and equity securities traded in an active exchange market, as well as certain U.S. Treasury securities that are traded by dealers or brokers in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities

- Level 3 – Valuation is determined using model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

2. **Fair Value of Financial Instruments, Continued:**

The fair values of financial assets of the Company were determined using the following categories of inputs at December 31, 2009:

	December 31, 2009			
	Fair Value Measurements Using			Assets at
Securities owned:	Level 1	Level 2	Level 3	Fair Value
Money market mutual fund	$ 11,012,402	$ -	$ -	$ 11,012,402
Investment in inverse certificates	-	-	-	-
Total securities owned	$ 11,012,402	$ -	$ -	$ 11,012,402

The fair values of financial assets of the Company were determined using the following categories of inputs at December 31, 2008:

	December 31, 2008			
	Fair Value Measurements Using			Assets at
Securities owned:	Level 1	Level 2	Level 3	Fair Value
Money market mutual fund	$ 8,045,237	$ -	$ -	$ 8,045,237
Investment in inverse certificates	-	-	150,000	150,000
Total securities owned	$ 8,045,237	$ -	$ 150,000	$ 8,195,237

Level 3 Valuation Techniques:

The fair value of the inverse certificates is estimated to equal historical cost. These certificates are private placements and as such there is no active market for these securities. The Company believes that historical cost is a reasonable estimate of an exit price from the perspective of a market participant.

The table below presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2009 and 2008:

2. **Fair Value of Financial Instruments, Continued:**

Level 3 Instruments Only:

	Inverse Certificates	
	2009	2008
Balance, January 1	$ 150,000	$ 150,000
Total realized and unrealized gains (losses):		
Included in earnings	-	-
Included in other comprehensive income	-	-
Purchases, issuances and settlements	-	-
Sales	(150,000)	-
Transfers into Level 3	-	-
Balance, December 31	$ -	$ 150,000
Change in unrealized gains (losses) included in earnings related to financial instruments held at December 31	$ -	$ -

3. **Furniture and Equipment, Net:**

The following is a summary of furniture and equipment, net.

	December 31	
	2009	2008
Leasehold improvements	$ 16,440	$ 54,740
Furniture and equipment	299,145	435,533
	315,585	490,273
Accumulated depreciation	(206,178)	(322,976)
Total furniture and equipment, net	$ 109,407	$ 167,297

Depreciation expense was $41,473 and $47,613 for the years ended December 31, 2009 and 2008, respectively. Assets with a book value of $174,687 were retired during 2009 resulting in a loss of $16,417. There were no retirements in 2008.

4.   Income Taxes:

The Company's deferred income tax asset is comprised primarily of timing differences relating to fixed assets and state taxes.

The components of income tax expense are as follows:

	2009	2008
Current tax expense:		
Federal	$ 1,689,536	$ 91,309
State	466,594	81,424
Total current tax expense	2,156,130	172,733
Deferred tax (benefit) / expense:		
Federal	(3,668)	26,827
State	(618)	10,195
Total deferred tax (benefit) / expense	(4,286)	37,022
Income tax expense	$ 2,151,844	$ 209,755

The Company's effective tax rate differs from the statutory tax rate due to state income taxes and permanent differences resulting primarily from nondeductible meals and entertainment.

As of the beginning and ending of the reporting period, the Company had no unrecognized tax benefits under ASC 740-10/FIN 48. The IRS is currently examining Capital One's federal income tax returns for the years 2007 and 2008. It is reasonably possible that a settlement of the audits may be made within twelve months of the reporting date; however, the outcome is not expected to have a material impact on the financial results of the Company.

The Company received no reimbursements and made no payments in 2009 and received reimbursements of $187,678 in 2008 from Capital One for federal income taxes. The Company made no payments in 2009 and made payment of $178,000 in 2008 for state income taxes.

5. Related Parties:

Various administrative expenses are paid on the Company's behalf by Capital One, N.A. (the Bank), another wholly owned subsidiary of Capital One, which the Company reimburses to the Bank on a monthly basis. In addition, the Company pays a management fee to the Bank based on an internally calculated allocation of overhead cost. This fee totaled $1,605,000 and $1,954,000 for the years ended December 31, 2009 and 2008, respectively and is recorded as intercompany management fee on the statements of income.

The Company has a revolving subordinated line of credit with Capital One for an amount not to exceed $30,000,000. This line of credit expires on November 16, 2010. There were no borrowings against the line of credit in 2009 or 2008.

6. Leases:

The Company leases its office facilities under operating leases. Total rental expense included in occupancy and equipment expense was $328,920 and $308,906 for the years ended December 31, 2009 and 2008, respectively.

The Company has one long-term operating lease that expires in 2012. This lease contains a provision for escalation charges. The minimum rental commitment for this long-term operating lease as of December 31, 2009 is as follows: 2010 - $253,737; 2011 - $253,737; 2012 - $63,434.

7. Commitments and Contingencies:

The Company has outstanding underwriting agreements which commit it to purchase securities at specified future dates and prices. The Company presells such issues to manage risk exposure related to these off-balance sheet commitments. Transactions that were open at December 31, 2009, have subsequently settled and had no material effect on the statements of income and financial condition.

From time to time, the Company is involved in litigation that it considers to be incidental to its business. The Company is not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its financial condition or results of operations.

The Company has contracts with its vendors for various services. The minimum commitments under these contracts as of December 31, 2009 are as follows: 2010 - $191,136.

CAPITAL ONE SOUTHCOAST, INC
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Notes to Financial Statements, Continued

8.   **Services Agreement:**

The Company has an agreement with Pershing, L.L.C. (Pershing), a Bank of New York Securities Group Company, to provide certain services as clearing correspondent. These services include carrying customers' cash and margin accounts on a fully-disclosed basis; executing transactions in the customers' accounts as instructed by the Company; preparing transaction confirmations and monthly statements for customers; settling contracts and transactions in securities on behalf of the Company; performing cashiering functions for customer accounts including receipt and delivery of securities purchased, sold, borrowed and loaned; providing custody and safekeeping of customers' securities and cash; and handling margin accounts, dividends and exchanges and rights and tender offers.

This agreement does not have an expiration date. This agreement requires the Company to maintain a clearing deposit with Pershing which totaled $250,000 at December 31, 2009 and 2008.

The Company acts as an introducing broker and substantially all customer transactions are cleared and carried on a fully disclosed basis. The Company is exposed to credit losses on unsettled transactions in the event of nonperformance by its customers. This risk of loss is limited to the change in the security price between the trade date and the settlement date. The Company did not incur any material credit losses on transactions not settled at December 31, 2009 and 2008.

The Company's receivable from clearing correspondents represents amounts on deposit with Pershing. Additionally, as the Company clears all of its transactions through the clearing correspondent, the Company is exposed should the clearing correspondent be unable to fulfill its obligations.

9.   **Liabilities Subordinated to Claims of General Creditors:**

The Company is subject to the Securities and Exchange Commission's Rule 17a-5 regarding reports to be made by certain exchange members, brokers, and dealers. Under this rule, the Company is required to disclose liabilities subordinated to the claims of general creditors. The Company has subordinated loan agreements with Capital One which have been approved by the FINRA. These loan agreements constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements. At December 31, 2009 and 2008, the Company had no balances outstanding from these agreements as discussed in Note 5.

CAPITAL ONE SOUTHCOAST, INC
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Notes to Financial Statements, Continued

10. Indemnifications:

The Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were serving, at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however the Company's insurance policies serve to limit its exposure.

11. Financial Instruments with Off-Balance Sheet Risk:

As a securities broker, the Company is engaged in buying and selling securities as an agent for a diverse group of individuals and institutional investors. The Company introduces these transactions for clearance to another firm on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction.

The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

12. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $6,327,020 which was $5,926,695 in excess of required minimum net capital of $400,325. The Company's net capital ratio was 0.95 to 1.

The Company does not carry the accounts of their customers, and accordingly, is exempt from SEC Rule 15c3-3.

16

CAPITAL ONE SOUTHCOAST, INC
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2009

Stockholder's equity

Stockholder's equity qualified for net capital	$	13,990,067
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
		13,990,067

Nonallowable assets and miscellaneous capital charges

Non-allowable assets		7,442,799
Haircuts on firm securities positions		220,248
Net capital	$	6,327,020

Amounts included in total liabilities which represent
aggregate indebtedness

Accounts payable and accrued liabilities	$	6,004,873

Minimum net capital required (the greater of $100,000 or 6-2/3% of aggregate indebtedness)	$	400,325
Net capital in excess of minimum requirements	$	5,926,695
Percentage of aggregate indebtedness to net capital		94.91%

Note: There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS report (as amended) as of December 31, 2009.

See Independent Accountants' Report.

CAPITAL ONE SOUTHCOAST, INC
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Exemption Provision of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2009

The Company is exempt under Rule 15c3-3(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

See Independent Accountants' Report.



KEITER, STEPHENS, HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

The Stockholder and Board of Directors
Capital One Southcoast, Inc
New Orleans, LA

In planning and performing our audits of the financial statements and supplemental schedule of Capital One Southcoast, Inc ("the Company"), as of and for the years ended December 31, 2009 and 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4401 Dominion Boulevard, Suite 300
Glen Allen, Virginia 23060
804.747.0000, FAX 804.747.3632

Mailing Address: P.O. Box 32066
Richmond, Virginia 23294-2066
www.kshgs.com

210 Ridge-McIntire Road, Suite 500
Charlottesville, Virginia 22903
434.220.2800, FAX 434.220.2802

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the following paragraph of this report, were adequate at December 31, 2009 and 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keiter, Stephens, Hurst, Gary & Shreaves

February 17, 2010
Glen Allen, Virginia



KEITER, STEPHENS, HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

RICHMOND
804-747-0000

CHARLOTTESVILLE
434-220-2800

WWW.KSHGS.COM



KEITER STEPHENS

Business Assurance & Advisory Services

CAPITAL ONE SOUTHCOAST, INC.

(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Agreed – Upon Procedures Related To
An Entity's SIPC Assessment Reconciliation

December 31, 2009

4401 Dominion Boulevard, 2nd Floor ♦ Glen Allen, Virginia 23060
210 Ridge-McIntire Road, Suite 500 ♦ Charlottesville, Virginia 23903
kshgs.com

CAPITAL ONE SOUTHCOAST, INC
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Table of Contents

	Page
Independent Accountants' Report	1
Transitional Assessment Reconciliation Form SIPC-7T	2



KEITER, STEPHENS, HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Stockholder and Board of Directors
Capital One Southcoast, Inc
New Orleans, Louisiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2009, which were agreed to by Capital One Southcoast, Inc (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Capital One Southcoast, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Keiter, Stephens, Hurst, Gary & Shreaves

February 17, 2010
Glen Allen, Virginia

4401 Dominion Boulevard, Suite 300
Glen Allen, Virginia 23060
804.747.0000, FAX 804.747.3632

Mailing Address: P.O. Box 32066
Richmond, Virginia 23294-2066
www.kshgs.com

210 Ridge-McIntire Road, Suite 500
Charlottesville, Virginia 22903
434.220.2800, FAX 434.220.2802

SIPC-7T	SECURITIES INVESTOR PROTECTION CORPORATION	**SIPC-7T**
(29-REV 12/09)	805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215 202-371-8300 **Transitional Assessment Reconciliation** (Read carefully the instructions in your Working Copy before completing this Form)	(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050561   FINRA   DEC
CAPITAL ONE SOUTHCOAST INC   14*14
909 POYDRAS ST STE 1000
NEW ORLEANS LA 70112-4020

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Gabrielle Bailleux   (504)533-7377

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 43,987

    B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (12,617)

       July 20, 2009
       Date Paid

    C. Less prior overpayment applied   (—)

    D. Assessment balance due or (overpayment)   —

    E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   —

    F. Total assessment balance and interest due (or overpayment carried forward) $ 31,370

    G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ 31,370

    H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Capital One Southcoast, Inc
(Name of Corporation, Partnership or other organization)

Gabrielle Bailleux
(Authorized Signature)

Dated the 4 day of February, 20 10 .

Chief Financial Operations Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending December 31, 20 09
Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 18,129,543

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. —

    (2) Net loss from principal transactions in securities in trading accounts. 36,670

    (3) Net loss from principal transactions in commodities in trading accounts. —

    (4) Interest and dividend expense deducted in determining item 2a. —

    (5) Net loss from management of or participation in the underwriting or distribution of securities. —

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. —

    (7) Net loss from securities in investment accounts. —

        Total additions 36,670

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. —

    (2) Revenues from commodity transactions. —

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 571,403

    (4) Reimbursements for postage in connection with proxy solicitation. —

    (5) Net gain from securities in investment accounts. —

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. —

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). —

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): —

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

       (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

       Enter the greater of line (i) or (ii) —

       Total deductions 571,403

2d. SIPC Net Operating Revenues $ 17,594,810

2e. General Assessment @ .0025 $ 43,987
(to page 1 but not less than $150 minimum)

2